INTERVAL ACQUISITION CORP.

INTERVAL LEISURE GROUP, INC.

6262 Sunset Drive
Miami, Florida 33143

December 29, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Registration Statement on Form S-4
Relating to $300,000,000 Aggregate Principal Amount of
9.5% Senior Notes due 2016 filed by Interval Acquisition Corp., Interval Leisure Group, Inc. and the Subsidiary Guarantors listed on Schedule A hereto

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Interval Acquisition Corp., together with Interval Leisure Group, Inc., its parent (“ILG”), and the Subsidiary Guarantors listed on Schedule A hereto (collectively, the “Company”), hereby requests that the effectiveness of the Registration Statement, as amended, be accelerated to 10:00 a.m. on December 30, 2008, or as soon thereafter as practical.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that:

(a)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(c)           the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (305) 666-1861 or Janet A. Spreen of Baker & Hostetler LLP at (216) 861-7564 with any questions regarding the foregoing.

Very truly yours,

IIC Holdings, Incorporated
Interval Acquisition Corp.
Interval European Holdings Limited
Interval Holdings, Inc.
Interval International Holdings, Inc.
Interval International Overseas Holdings, Inc.
Interval Vacation Exchange, Inc.
Meridian Financial Services, Inc.
Vacation Holdings Hawaii, Inc.
Worldex Corporation
XYZII, Inc.

By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: Executive Vice President

Interval International, Inc.
Interval Resort & Financial, Services, Inc.
Interval Software Services, LLC
Worldwide Vacation & Travel, Inc.

By:	/s/ Jeanette E. Marbert
Name: Jeanette E. Marbert
Title: Chief Operating Officer

Meragon Financial Services, Inc.

By:	/s/ Gregory B. Sheperd
Name: Gregory B. Sheperd
Title: President

REP Holdings, LTD.

By:	/s/ Victoria J. Kincke
Name: Victoria J. Kincke
Title: Secretary

RQI Holdings, LLC
ResortQuest Hawaii, LLC
ResortQuest Real Estate of Hawaii, LLC

By:	/s/ Victoria J. Kincke
Name: Victoria J. Kincke
Title: Manager

Schedule A

IIC Holdings, Incorporated

Interval European Holdings Limited

Interval Holdings, Inc.

Interval International Holdings, Inc.

Interval International, Inc.

Interval International Overseas Holdings, Inc.

Interval Leisure Group, Inc.

Interval Resort & Financial Services, Inc.

Interval Software Services, LLC

Interval Vacation Exchange, Inc.

Meragon Financial Services, Inc.

Meridian Financial Services, Inc.

REP Holdings, Ltd.

ResortQuest Hawaii, LLC

ResortQuest Real Estate of Hawaii, LLC

RQI Holdings, LLC

Vacation Holdings Hawaii, Inc.

Worldex Corporation

Worldwide Vacation & Travel, Inc.

XYZII, Inc.